FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                 24 March 2005


                                    O2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding 'Holding(s) in Company' sent to the London Stock Exchange on 24 March 2005


Detailed below is the content of a letter received from Fidelity Investments on 24 March 2005.

O2 Contact:

Emma Ridgewell
Secretarial Services Assistant
O2 plc
t: +44 (0)1753 628227

O2 plc
Wellington Street
Slough
Berkshire SL1 1YP
United Kingdom

ATTN: Company Secretary

FAX: 01753-628-150

23 March 2005

Dear Sirs,

Enclosed are closing amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interest of conformity with the Companies Act. The Interest detailed herein were acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

Please be advised that no further notifications will be processed unless a discolsable interest is obtained. If you have any questions please contact Subha Ravindran on 01737 837092 or by FAX on 01737 837450.

Yours faithfully


Subha Ravindran
Regulatory Reporting Analyst




Closing Amendment #

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - U.K. COMPANIES ACT

1. Company in which shares are held: O2 plc

2. Notifiable Interest: Ordinary Shares

(A)  FMR Corp.
     82 Devonshire Street
     Boston, MA 02109

Parent holding company of Fidelity Management & Research Company, (FMRCO), investment manager for US mutual funds and Fidelity Management Trust Company
(FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).


(B)  Fidelity International Limited (FIL)
     P.O. Box HM 670
     Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including
Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings.)

3. The notifiable interests also comprise the notifiable interest of:

     Mr. Edward C. Johnson 3d
     82 Devonshire Street
     Boston, MA 02109


A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

7. In as much as there is no discolsable interest of 3% or greater of the share capital, FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries have no further reporting obligation under Section 198 to 202 of the UK Companies Act. This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

By ____________________________

Rani Jandu
Regulatory Reporting Manager, FIL - Investment Compliance
Duly authorized under Powers of Attorney dated August 25, 2004 by Eric D. Roiter by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.


Schedule 'A'

Nominee/Registered Name                 Management Company       Shares Held

State Street Hong Kong                  FIA(K)L                         46,800
State Street Bank and TR Co             FICL                            99,900
Bank of New York Europe London          FII                          8,582,020
JP Morgan, Bournemouth                  FII                          1,856,435
Bank of New York Brussels               FIL                            506,900
Brown Brothers Harriman Ltd. LUX        FIL                         92,936,073
JP Morgan, Bournemouth                  FIL                          2,722,300
Morgan Stanley London                   FIL                             59,394
National Australia Bank Melbourne       FIL                          1,171,500
Northern Trust London                   FIL                            999,970
State Street Bank and Trust Co London   FIL                            778,580
JP Morgan, Bournemouth                  FISL                        72,095,753
Brown Brothers Harriman and Co          FMRCO                           38,800
Northern Trust London                   FMRCO                          403,600
Bank of New York                        FMTC                           858,000
Brown Brothers Harriman and Co          FMTC                         1,757,900
JPMorgan Chase Bank                     FMTC                           586,200
Northern Trust Co                       FMTC                           836,500
State Street Bank and Trust Co          FMTC                         2,052,360
Bank of New York Brussels               FPM                         12,494,598
Bank of New York Europe London          FPM                            438,900
Chase Manhattan London                  FPM                             40,100
Chase Manhattan Bank AG Frankfurt       FPM                            289,600
Citibank London                         FPM                            714,700
Clydesdale Bank plc                     FPM                            676,098
Dexia Privatbank                        FPM                             33,200
JP Morgan, Bournemouth                  FPM                         19,256,892
JP Morgan Chase Bank                    FPM                            164,400
Mellon Bank                             FPM                          2,482,018
Nordea Bank AB                          FPM                             91,700
Northern Trust London                   FPM                         19,667,025
State Street Bank and Trust Co London   FPM                          3,285,884

Total Ordinary Shares                                              248,024,100
Current ownership percentage                                              2.85%
Shares in issue                                                  8,703,660,323
Change in holdings since last filing              (93,932,506) ordinary shares


                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 O2 plc


Date: 24 March 2005                     By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary


                                     O2 plc